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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 22, 2016

VIA EDGAR
==========
Mr. Betselot Zeleke
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333-159484 and 811-22298)

Dear Mr. Zeleke:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the officers of the Trust in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the Alpha Risk Hedged Dividend Equity Fund (the "Fund") with the SEC by the Trust on September 22, 2016.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please provide the missing dates
Response.  The dates have been updated..
2.	Comment. Under Other Information, please update the year from 2015 to 2016.
Response.  The disclosure has been disclosed as requested.
3.	Comment. Please provide the principal holders for Class P shares.
Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Mr. Betselot Zeleke
Securities and Exchange Commission
November 21, 2016

Response.  Class P shares have been closed.
4.	Comment. Please add disclosure regarding authorization of discretion regarding adjournment of the meeting.
Response.  The disclosure has been disclosed as requested.
5.	Comment. Please disclose who will pay for the proxy solicitor and the costs of such solicitation.
Response.  The disclosure has been disclosed as requested.
6.	Comment. Please correct the number of the Roman numerals on page 7.
Response.  The disclosure has been disclosed as requested.
7.	Comment. Please add "Proposed" on the heading "Investment Advisory Agreement."
Response.  The disclosure has been disclosed as requested.
8.	Comment. Please change the headings Current Advisory Agreement to Original & Interim Agreement.
Response.  The disclosure has been disclosed as requested.
9.	Comment. Please update the Class P share class information in the tables.
Response.  Class P shares have been closed.
10.	Comment. Please add parentheses around the expense limitation numbers in the fee table.
Response.  The disclosure has been disclosed as requested.
11.	Comment. In footnote one, please add language the expense limitation agreement may not be terminated except by vote of the Trustees. Please add language, if applicable, regarding recoupment.
Response.  The disclosure has been disclosed as requested.
12.	Comment. Please add disclosure per Item 2(c)(3) re advisory fees paid during the past fiscal year.
Response.  The disclosure has been disclosed as requested.

Mr. Betselot Zeleke
 Securities and Exchange Commission
November 21, 2016

13.
Comment.  Please add disclosure why the Board selected ARS and why the Board approved the fee increase.  Please provide additional detail regarding the performance of ARS and the performance information of the Fund.

Response.  The disclosure has been disclosed as requested.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis